PARAMOUNT
ENERGY TRUST

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Form of Proxy - Annual General and Special Meeting of Unitholders to be held on May 11, 2006

This Form of Proxy is solicited by Management of the Administrator on behalf of PET.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 p.m., Mountain Standard Time, on May 9, 2006.

Appointment of Proxyholder

The undersigned holder of trust units ("Trust Units") of Paramount Energy Trust ("PET"), hereby appoints Susan L. Riddell Rose, or failing her Clayton H. Ridell, both directors of PET

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting (the "Meeting") of PET to be held at Calgary Petroleum Club, 319 - 5 Avenue S.W., Calgary, Alberta, on May 11, 2006 at 3:00 p.m. Calgary time and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Computershare Trust Company of Canada ("Computershare") to pass a resolution electing directors of the Administrator as set out in the Management Information Circular and Proxy Statement ("Circular") for the ensuing year or until their successors are elected or appointed.

For ☐ Withhold ☐

Management recommends voting FOR all nominees

2. Appointment of Auditors

To reappoint KPMG LLP, Chartered Accountants, as the auditors of PET for the ensuing year and to authorize the directors of the Administrator to fix their remuneration.

For ☐ Withhold ☐

3. Appointment of Trustee

To re-appoint Computershare as Trustee of PET for the ensuing year.

For ☐ Against ☐

4. To Fix the Number of Directors

Computershare to fix the number of directors of Paramount Energy Operating Corp. (the "Administrator") to be elected at six (6).

For ☐ Against ☐

5. Amendment of the Unit Incentive Plan of PET

To approve the amendment and restatement of the Unit Incentive Plan of PET including, among other things, an increase in the number of trust units reserved and available for issuance up to the exercise of rights granted under the Unit Incentive Plan to 10% of the issued and outstanding trust units (on a non-diluted basis) in the manner described in the Circular.

For ☐ Against ☐

6. Approval of the Bonus Rights Plan

To approve the Bonus Rights Plan set out in the Circular.

For ☐ Against ☐

7. The Issuance of Trust Units under the Bonus Rights Plan

To approve the issuance of Trust Units from Treasury upon the exercise of existing bonus rights under PET's Bonus Rights Plan.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

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